                                                                                                                                 File No. 048370-0008

May 17, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director Rose Zukin Daniel Greenspan
Re:	KYTHERA Biopharmaceuticals, Inc. Registration Statement on Form S-1 Confidentially submitted on April 6, 2012 CIK No. 0001436304

Ladies and Gentleman:

        On behalf of KYTHERA Biopharmaceuticals, Inc. (the "Company" or "KYTHERA"), we are hereby filing a Registration Statement on Form S-1 (the "Registration Statement"). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the "JOBS Act") with the Securities and Exchange Commission (the "Commission") on April 6, 2012 (the "Draft Submission"). The Registration Statement has been revised to reflect the Company's responses to the comment letter to the Draft Submission received on May 3, 2012 from the staff of the Commission (the "Staff"). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of the Registration Statement, three of which have been marked to show changes from the Draft Submission, as well as copy of this letter.

        For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company's responses thereto.

Confidential Draft Registration Statement on Form S-1
1.	Please note that our comments on your request for confidential treatment of exhibits to your draft registration statement will be provided under separate cover.
Response: The Company respectfully acknowledges the Staff's comment.
Prospectus Cover Page
2.
Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;
•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:
•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: The Company respectfully acknowledges the Staff's comment and has (A) disclosed on the prospectus cover page that it is an "emerging growth company" (as such term is defined in the JOBS Act) and (B) revised its disclosure on pages 6, 28, 40 and 70 of the Registration Statement.

Prospectus Summary, page 1
3.
In an appropriate place in your prospectus summary, please briefly discuss your license agreement with the Los Angeles Biomedical Research Institute, through which you acquired exclusive worldwide rights to key intellectual property for the active ingredient in ATX-101.
Response: The Company respectfully acknowledges the Staff's comment and has revised page 5 in the Prospectus Summary to the Registration Statement.
4.	Please expand your discussion of the Phase II clinical studies for ATX-101 on page 4 of your summary to briefly address any adverse injection site reactions reported during the study.
Response: The Company respectfully acknowledges the Staff's comment and has expanded its disclosure on page 4 of the Registration Statement.

5.	We note that both here and in your Business section you state that ATX-101 has been observed to be safe in clinical studies conducted to date. Please be advised that the determination of product safety is within the purview of the FDA or comparable regulatory body in jurisdictions outside the United States and the company may not substitute its own judgment or conclusions about product safety for the applicable regulatory authority. Therefore, please revise your disclosure to remove use of the word "safe" where it may presuppose a finding of product safety for ATX-101 by the appropriate regulatory authority. Similarly, please revise your statement on page 80 that ATX-101 has been observed to be "effective" in prior clinical studies, as product efficacy is a judgment rendered by the FDA or foreign counterparts as the basis for marketing approval.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 3, 4, 80, 85, 86, 87 and 90 of the Registration Statement.
6.
Please revise your statements on page 4 and 75 that "ATX-101 is approved for commercial use in territories licensed to Bayer" to make it clear that ATX-101 has not yet been approved for commercial use.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 4 and 81 of the Registration Statement.
Risk Factors, page 10
"We will require substantial additional financing to achieve our goals . . .," page 10
7.	Please expand this risk factor to quantify your current working capital, your existing cash and cash equivalents, and the amount of your credit facility.
Response: The Company respectfully acknowledges the Staff's comment and has revised page 11 of the Registration Statement.
"We are substantially dependent on the success of our only product candidate . . ., " page 12
8.	To the extent that you have been materially impacted by any of the bulleted points, you should specifically describe these instances instead of providing a generic reference.
Response: The Company respectfully acknowledges the Staff's comment and submits to the Staff that it has not, to date, been materially impacted by any of the matters described in the bulleted points.
"Clinical drug development involves a lengthy and expensive process . . .," page 15
9.	To the extent that you have encountered any material delays with your clinical trials, or have been forced to suspend or terminate one or more trials, please revise to describe such events.

Response: The Company respectfully acknowledges the Staff's comment and submits to the Staff that it has not encountered any material delays or been forced to suspend or terminate any of its clinical trials with respect to ATX-101. The Company advises the Staff that it has revised its disclosure on page 17 with respect to non-ATX-101 development programs.
"Many of our key suppliers are single-source suppliers . . .," page 20
10.	To the extent that you have experienced any problems with your suppliers or manufacturers such as those described in this risk factor, please revise to describe those problems.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 21 of the Registration Statement. The Company submits to the Staff that it has not encountered any problems of the type described in the risk factor noted above as a result of its key suppliers being single-source suppliers.

"We rely on third parties to conduct all our preclinical studies. . .," page 21
11.
To the extent that you have experienced any problems with the third parties who conduct your preclinical studies and clinical trials such as those described in this risk factor, please revise to describe those problems.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 23 of the Registration Statement.
"If product liability lawsuits are brought against us . . ." page 24
12.
Please confirm to us that the rates you pay for product liability insurance covering your clinical trials will not increase and the scope of such coverage will not be reduced, or revise your disclosure accordingly.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 26 of the Registration Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Overview Research and Development Expenses, page 54
13.	Please revise your disclosure to include the costs incurred to date for ATX-101.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 57 of the Registration Statement. The Company advises the Staff that it does not allocate its cash and stock based compensation expense to individual product candidates, as the Company is organized and records expense by functional department. Within each functional department, the Company's employees may allocate time to more than one development project. The Company does not utilize a formal time allocation system to capture expenses on a project by project basis.
Critical Accounting Policies and Significant Judgments and Estimates Clinical Trial Accruals, page 57
14.	Please revise your disclosure to state whether adjustments to prior period estimates have been material for each period presented and if so please quantify the amounts.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 60 and F-13 of the Registration Statement.
Stock Based Compensation Fair Value Estimate, page 59
15.	Please revise your disclosure to clarify that you had the assistance of an independent third-party valuation similar to your disclosure on page F-19.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 62 and 64 through 68 of the Registration Statement.
Contemporaneous Valuations, page 60
16.
Please revise your disclosure to include the amount of the discount taken for lack of marketability for each valuation. Please include a discussion of the evidence that supports the amount of the discount selected.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 64 of the Registration Statement.

17.	Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

Response: The Company respectively acknowledges the Staff's comment and undertakes that it will provide the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date at such time as the Company includes a bona fide price range and estimated IPO price in its prospectus. The Company also directs the Staff to the revisions on page 69 of the Registration Statement.
18.
We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response: The Company respectfully acknowledges the Staff's comment and undertakes that it will provide quantitative and qualitative disclosures explaining the difference, if any, between the estimated offering price and the fair value of each equity issuance at such time as the Company includes a bona fide price range and estimated IPO price in its prospectus.
Recent Accounting Pronouncements, page 73
19.
Please note that you are required to retrospectively apply the new accounting pronouncement related to the presentation of OCI for fiscal years, and interim periods within those years, beginning after December 15, 2011. Please revise your disclosure here and on page F-14 accordingly.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 79 and F-15 of the Registration Statement.
Business, page 74
Overview, page 74
20.
Please revise to quantify the "steady rise in demand for aesthetic procedures over more than a decade" described on page 74 and the "significant rate" of growth in the facial aesthetics market outside the United States and Canada, referenced on page 76.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 1 and 80 of the Registration Statement.
21.
Some of your disclosure includes scientific or statistical jargon or terms of art that may be unfamiliar to lay readers. Where appropriate, please expand your disclosure to include explanations of terminology so that it may be understood by average investors. Portions of your registration statement that include such terminology include:
• Your description of sodium deoxycholate as "a well-characterized endogenous compound;"
• The use of the term "pivotal" to describe the Phase III trials of ATX-101; and
• The term "validated" to describe the clinician and patient reported scales used to measure product efficacy
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosures on pages 1, 3, 80 and 121 of the Registration Statement.

Our Drug Candidate: ATX-101, page 80
Nonclinical Program, page 80
Clinical Development Program, page 81
22.	If you have submitted an Investigational New Drug application to the FDA, please disclose this fact and state when you filed this application.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 87 of the Registration Statement.
23.	On pages 80-82, you describe your preclinical and clinical studies. Please expand your discussion to disclose when you began and completed each phase.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 87, 88, 90 and 97 of the Registration Statement.
24.
Please refer to Figures 1-4 on pages 83-86. Much of the description intended to give context to the data reflected in the graphs makes use of highly technical statistical terminology that may not be readily understood by the lay reader. Therefore, please revise Figures 1-4 to explain, in simple terms, the meaning and significance of:
• "Least Square Mean from Baseline;"
• "p" values;
• "modified Intent to Treat (mITT);"
• "Analysis of Covariance (ANCOVA);"
• "n = 129;"
• in Figures 1, 2 and 4, the units of measurement along the y-axis; and
• in Figures 3 and 4, "Last Observation Carried Forward"
Response: The Company respectfully acknowledges the Staff's comment and has included the Staff's requested disclosures on pages 91, 98, 102 and 103 of the Registration Statement.
Strategic Relationships, page 93
ATX-101 Collaboration with Bayer Outside of the United States and Canada, page 93
25.
In the Risk Factors section on page 23, you indicate that if certain competing products are approved for the reduction of localized fat reduction and sold outside the United States and Canada by a third party, your royalty rate for sales of ATX-101 by Bayer will be significantly reduced. Please expand your disclosure in the Business section to describe the range of royalty rates that will be payable to you if this occurs.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 114 and F-24 of the Registration Statement.
Los Angeles BioMedical Research Institute, page 94
26.
We note that your exclusive license with LA Biomed requires the payment of certain development and performance milestones, including a milestone payment of $0.5 million upon receipt of marketing approval of ATX-101. Please expand your disclosure to provide the total aggregate milestones that may be payable to LA Biomed under the license agreement.

Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 115 and F-25 of the Registration Statement to clarify that the $0.5 million payable upon receipt of marketing approval of ATX-101 is the only milestone payment payable to LA Biomed under the license agreement.

Manufacturing, page 95
27.
Please expand your disclosure on pages 95 and 96 to describe the material terms of the agreements with Pfizer and Hospira. Your disclosure should include discussion of any contingent payment provisions, and the term and termination provisions.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 115, 116, F-25 and F-26 of the Registration Statement.
Intellectual Property, page 96
28.
You indicate that your issued patents expire on dates ranging from 2025 to 2032. As you have over 70 issued and allowed patents, please expand your disclosure to discuss the specific dates of expiration for your most significant patents.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 117 of the Registration Statement.
29.
You state that you have patents issued or allowed in countries that include Australia, Hong Kong, Israel, Mexico, New Zealand, San Marino and South Africa. If you have material patents granted in any other foreign jurisdictions, please expand your disclosure to name such jurisdictions.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 117 of the Registration Statement.
Management, page 105
30.	Please expand your disclosure of the following individuals to provide a more complete description of their business experience, pursuant to Item 401(e)(1) of Regulation S-K:
• Dr. Lichtsteiner from August 2008 to September 2009; and
• Mr. Turner from 2006 to present.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 128 and 131 of the Registration Statement.
Limitation on Liability and Indemnification Matters. page 115
31.
Please add a risk factor that addresses the risk to your business and financial condition of the provisions in your amended and restated certificate of incorporation that limit the liability of your directors, and require you to indemnify your directors and officers to the fullest extent permitted under Delaware law.
Response: The Company respectfully acknowledges the Staff's comment and has added a risk factor on page 43 of the Registration Statement.
Executive Compensation, page 118
Narrative Disclosure to Summary Compensation Table, page 118
32.
You indicate on page 119 that named executive officers are eligible to receive certain payments if the officer resigns for "good reason." Please briefly describe what constitutes "good reason" for purposes of payment.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 141 of the Registration Statement.

2011 Cash Incentive Plan, page 119
33.
You refer to the product development and individual leadership development goals of Mr. Smither and Dr. Walker on page 120, the achievement of which "had a material impact on the total cash incentive award payable" to each officer. Please briefly expand your disclosure to describe these product development and individual leadership development goals for each officer and how each goal was weighted, if applicable. To the extent that any of the goals were quantitative, your disclosure should also be quantitative.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 142 and 143 of the Registration Statement.
34.	Please disclose the percentage achievement that the board of directors determined for each of Mr. Leonard, Mr. Smither and Dr. Walker with respect to corporate performance measures.
Response: The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 142 and 143 of the Registration Statement.
Principal Stockholders, page 133
35.	Please disclose the identity of the individual(s) with voting and dispositive power over the shares held by beneficial owner Fidelity Contrafund.
Response: The Company respectfully acknowledges the Staff's comment and has disclosed the requested information on page 158 of the Registration Statement.
Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity, page F-5
36.	Please provide separate captions for common stock and additional paid-in capital in accordance with paragraph 30 of Rule 5.02 of Regulation S-X, or tell us why your presentation is appropriate.

Response: The Company respectfully acknowledges the Staff's comment and has provided separate captions for capital stock and additional paid-in capital on pages 50, F-3 and F-5 of the Registration Statement.
2. Summary of Significant Accounting Policies Redeemable Convertible Preferred Stock Warrants, page F-10
37.
Please revise your disclosure to clarify that upon the consummation of an initial public offering the warrants automatically become exercisable for shares of common stock similar to your disclosure on page 65 and also in Exhibit 4.4. Please clarify in the disclosure that upon such conversion the warrants will be classified as a component of equity and no longer subject to re-measurement.
Response: The Company respectfully acknowledges the Staff's comment and has clarified its disclosure on page F-11 of the Registration Statement.

Other Income, page F-12
38.
Please revise your policy for grants received from the government to clarify when other income is recognized. Please explain why it was appropriate to record the full amount received under the Qualified Therapeutic Discovery Credit Program in 2010.

Response: The Company respectfully acknowledges the Staff's comment. The Company submits to the Staff that it does not apply for nor receive grants from the government on an on-going basis and therefore does not believe that a policy disclosure to discuss the accounting treatment for grant income on a more generalized basis is warranted. The Company advises the Staff that it has revised its disclosure on page F-13 of the Registration Statement to address the basis for its determination as to why it was appropriate to recognize the full amount received under the Qualified Therapeutic Discovery Credit Program as other income.
7. Commitments, Collaborations and Contingencies, page F-22
39.	Please expand your disclosure to include the length of and termination provisions for all of your material supply agreements.
Response: The Company respectfully acknowledges the Staff's comment and has expanded its disclosure on pages F-25 and F-26 of the Registration Statement.
Collaboration Agreements, page F-22
40.	Please expand your disclosure to include the length of and termination provisions for all of your agreements.
Response: The Company respectfully acknowledges the Staff's comment and has expanded its disclosure on pages F-24 through F-26 of the Registration Statement.
Bayer, page F-22
41.
Please revise your disclosure to describe each milestone and the related contingent consideration for your Bayer agreement in addition to the $15.8 million milestone payment in connection with the conclusion of Bayer's European Phase III clinical trials for ATX-101 which you expect to receive in the second quarter of 2012. Refer to ASC 605-28-50-2b.
Response: The Company respectfully acknowledges the Staff's comment and submits to the Staff that it believes that it should not be required to make additional disclosure in its Registration Statement further describing each contingent consideration payment under the Bayer agreement. According to ASC 605 guidance, a milestone is defined as an event having all of the following characteristics:

•

there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved. A vendor's assessment that it expects to achieve a milestone does not necessarily mean that there is not substantive uncertainty associated with achieving the milestone.

•

the event can only be achieved based in whole or in part on either of the following:

•

the vendor's performance; and

•

a specific outcome resulting from the vendor's performance.

•

if achieved, the event would result in additional payments being due to the vendor.

A milestone does not include events for which the occurrence is either of the following: • contingent solely upon the passage of time; or • the result of a counterparty's performance.

As indicated in Note 7 to the Company's financial statements, the Company is eligible to receive up to $330,000,000 for certain development, manufacturing, regulatory and commercialization contingent payments upon the achievement by Bayer of specified events. As the receipt on any of the $330,000,000 in contingent event-based payments is based on Bayer's performance and not on our performance, the Company does not believe the contingent event-based payments meet the definition of milestones to be accounted for in accordance with the guidance in the ASC 605 sub-topic and therefore are not subject to the related disclosure requirements.

In addition, it is the Company's view that the current disclosure of these contingent event-based payments in an aggregated fashion in the Registration Statement is appropriate at this stage of the Company's development. In particular, the Company believes that additional detailed and specific information regarding the potential receipt of these payments is not material to investors' understanding of the Company and could serve to mislead investor's as to the value of such contingent payments and potentially be read to imply more certainty in the Company's receipt of such contingent payments than currently exists.

In assessing whether the disclosure of individual contingent event-based payments would be material to an investor, the Company assessed the relative risk of Bayer achieving the contingent events and the most likely timing of achievement of such events. In this regard, the Company submits to the Staff that, except with respect to the $15.8 million payment in connection with the conclusion of Bayer's European Phase III clinical trials for ATX-101 that is currently disclosed in the Registration Statement, the remaining payments are associated primarily with commercialization-related milestones for a drug product that has not been approved for sale. The remaining non-commercialization related payments relate to development and regulatory milestones in territories for which Bayer has not submitted any required regulatory filings. Given the stage of the Company's development, together with the existing disclosure in the Registration Statement relating to the general nature of the contingent payments and total amount of potential contingent payments, disclosure of the specific future commercialization, development and regulatory contingent event-based payments which the Company may be entitled to under the Bayer agreement would give little or no additional information that would impact an investor's ability to assess the impact of the Company's agreement with Bayer.

Further, disclosure of potential payments due upon the achievement by Bayer of at risk development and regulatory events and potential future commercialization achievement rather than the Company's current disclosure would be of little value to an investor's understanding of the Company's business objectives. On the contrary, disclosure of such forward-looking goals may actually be misleading to investors and may be misconstrued as the Company's financial guidance on future performance.
For the foregoing reasons, the Company respectfully submits that no additional disclosure regarding contingent event-based payments should be required in the Registration Statement.
42.	Please expand your disclosure to include the amount recognized as an offset to research and development expenses for all periods presented.
Response: The Company respectfully acknowledges the Staff's comment and has expanded its disclosure on page F-25 of the Registration Statement.

Los Angeles Biomedical Research, F-23
43.	Please tell us why it is appropriate to defer the non-royalty sublicense fees. Please reference the authoritative literature used in reaching your conclusion.

Response: The Company respectfully acknowledges the Staff's comment and submits to the Staff that the Company would not have been able to generate the license income from Bayer without incurring the sublicense fees to Los Angeles Biomedical Research Institute at Harbor/UCLA Medical Center ("LA Biomed"). Accordingly, the Company has capitalized the sublicense fee paid to LA Biomed and has disclosed that this amount is being recognized on a straight-line basis over the same period as that the license income is recorded.

The Company further submits that no explicit authoritative literature exists for the accounting for costs associated with a delivered item in a multiple-element arrangement when the delivered item cannot be separated from the undelivered item(s). Because these costs are not addressed directly in the authoritative literature, the accounting for these costs must be based on the conceptual framework and analogies to the limited guidance that does exist. As such, the Company has elected an accounting policy to capitalize these costs because: (a) they create an asset; (b) the Company has an enforceable contract with Bayer for the remaining deliverables and (c) the delivery of the remaining items included in the arrangement is expected to generate positive margins allowing realization of the capitalized costs.

Financial Accounting Standards Board Concepts Statement No. 6 ("CON 6") defines an asset as "probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events." CON 6 further states that "(a)n asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred." The Company believes the payment to LA Biomed meets the definition of an asset because: (x) it obtained the benefit of making the sublicense fee payment as it allowed the Company to generate the license income from Bayer, (y) the transaction giving rise to the asset has occurred (in this case the delivery of the license to Bayer at the inception of the agreement) and (z) there is probable future economic benefit to the Company during the sublicense period when the revenue is recognized for the license.

In addition, the Company believes that the accounting for such costs is appropriate based on an analogy to ASC 605-20-25-1 through 25-6, which address the deferral of costs related to the sale of separately priced extended warranty and product maintenance contracts. Specifically, ASC 605-20-25-5 provides that "Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) shall be deferred and charged to expense in proportion to the revenue recognized. All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses, and costs associated with the negotiation of a contract that is not consummated, shall be charged to expense as incurred." As the sublicense fee paid to LA Biomed was directly incurred as a result of the Company's execution of the license agreement with Bayer, the Company has capitalized the sublicense fee. All other associated general and administrative costs, including those related to the negotiation of the license agreement with Bayer, have been expensed as incurred.

The underlying principle of the guidance for deferral of costs for separately priced extended warranty and product maintenance contracts is that there are certain costs of a revenue transaction that are so integral to the revenue generating activities that recognition of the costs in a period other than the one in which the revenue is recognized is inappropriate. The Company believes that this same principle applies to the sublicense fees paid to LA Biomed in that these fees are direct and incremental costs that were required to generate the license income from Bayer.

SAB Topic 13 recognizes the analogies to both ASC 310-20 and ASC 605-20-25-1 through 25-6 when accounting for direct costs incurred prior to the recognition of revenue, stating "(t)he staff believes that the incremental direct costs incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with ASC 605-20-25-4 or ASC 310-20."
Accordingly, the Company has capitalized the sublicense fee paid to LA Biomed and has disclosed that this amount is being expensed in proportion to the revenue recognized.
General

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff's comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act provides to potential investors that are qualified institutional buyers or institutional accredited investors, as well as any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the Company's offering.

        * * *

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Brian J. Cuneo
Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Keith R. Leonard, Jr., KYTHERA Biopharmaceuticals, Inc.
John W. Smither, KYTHERA Biopharmaceuticals, Inc.
Keith L. Klein, KYTHERA Biopharmaceuticals, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Alan C. Mendelson, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP